Exhibit 99.75

World’s Fastest Gamer launches YouTube series on Torque-Esports-owned

Lets Go Racing channel

●	Lets Go Racing channel recaps 12-day USA motorsport tour
●	10-part YouTube series takes viewers behind the scenes
●	Series follows the journey of 10 leading gamers including winner James Baldwin
●	Series brings together Torque Esports-owned properties World’s Fastest Gamer and Lets Go Racing

SILVERSTONE, UK, (Thursday, November 7, 2019) – Torque Esports Corp., formerly Millennial Esports Corp. (“Torque” or the “Company,” TSX VENTURE: GAME, OTCQB: MLLLG) - The innovative World’s Fastest Gamer #GamerToRacer competition today launches a behind-the-scenes YouTube series with leading motorsport and gaming channel, Lets Go Racing.

World’s Fastest Gamer took ten of the greatest esports racers from around the world to the US for a 12-day non-stop motorsport tour.

From Las Vegas to Los Angeles; up the California coast to San Francisco and back to Vegas – the 10 gamers were tested in game and on track to find the best of the best.

While Las Vegas is renowned for its famous saying “what happens in Vegas, stays in Vegas” – that won’t be the case for World’s Fastest Gamer.

In addition to a six-part documentary series headed to TV screens in 2020, the race to earn a real-world, full-time race seat won by British gamer James Baldwin will be showcased online on YouTube on Lets Go Racing in “Behind the Scenes of WFG”.

The 10-part series is hosted by renowned esports shoutcaster and amatuer Canadian racer Matt “@Sadokist” Trivett. He and the Lets Go Racing YouTube team followed Baldwin and fellow finalists Max Benecke, Mitchell de Jong, Sebastian Job, Erhan Jajovski, Aurelien Mallet, Riley Gerster, Kamil Pawlowski, Fabian Portilla and Jonathan Wong throughout the 12-day tour.

The YouTube series brings together Torque Esports’ owned properties World’s Fastest Gamer and Lets Go Racing as “co-drivers” in showcasing the #GamerToRacer concept pioneered by Torque Esports President and CEO, Darren Cox.

“World’s Fastest Gamer content on Lets Go Racing has already attracted more than two million views and we’re looking forward to using their amazing platform to take fans behind the scenes and showcase the amazing experience these gamers went through,” Cox said.

“The experiences the 10 finalists went through will live for them for a very long time. From driving supercars in Vegas to racing through ‘The Corkscrew’ at Laguna Seca and even driving an 800 horsepower sprintcar on dirt – every day was a new surprise for them.

“The YouTube series will also take a look at the esports events including our rooftop race in downtown Los Angeles and on Treasure Island in the middle of San Francisco Bay as well as their chance to work with Formula 1 legends Juan Pablo Montoya and Rubens Barrichello.”

Montoya worked alongside mentors Jann Mardenborough and Rudy van Buren as the head judge for the competition. For the final day of competition, Montoya brought along his former F1 rival, close friend and fellow esports enthusiast Rubens Barrichello to help decide who would be the winner.

The World’s Fastest Gamer winner, 22-year-old Brit, James Baldwin earned a real-world, full-time race seat for 2020 valued at more than US$1 million.

Season one of World’s Fastest Gamer was shown around the world reaching more than 400 million viewers across leading networks including ESPN, Sky, CNBC and Fox Sports.

Season two will expand from a four-part to a six-part series and will debut early in 2020.

WFG VIDEOS:

Teaser: https://www.youtube.com/watch?v=MwYWzOGFCsY&feature=youtu.be

Episode 1: https://www.youtube.com/watch?v=cBNZzFGjdWI

About Torque

Torque Esports Corp. (“TEC”) recently restructured its business and leadership team. Torque now focuses exclusively on two areas – esports racing and esports data provision. With publishing, IP, content, and data expertise in its portfolio, combined with a new board and management team, TEC is ready to lead the rush to profitability in the esports industry.

Torque aims to revolutionise esports racing and the racing gaming genre via its industry-leading gaming studio Eden Games (Lyon, France) which focuses on mobile racing games and its unique motorsport IP, including World’s Fastest Gamer (created and managed by wholly-owned subsidiary IDEAS+CARS, Silverstone UK).

Building on the leading position of Stream Hatchet (a Barcelona, Spain-based wholly-owned subsidiary) Torque also provides robust esports data and management information to brands, sponsors, and industry leaders. This data allows the esports industry to monetize the huge number of eyeballs in the gaming and esports space.

Niether TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For Further Information

Torque Esports:

Gavin Davidson, gdavidson@millennialesports.com, 705.446.6630

Darren Cox, CEO darrencox@millennialesports.com

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